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                                                                     Exhibit 4.3


                            CERTIFICATE OF AMENDMENT
                                       of
                          CERTIFICATE OF INCORPORATION
                                       of
                        THE CHASE MANHATTAN CORPORATION

             Pursuant to Section 242 of the General Corporation Law
                            of the State of Delaware

          The Chase Manhattan Corporation, (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

          DOES HEREBY CERTIFY:

          FIRST. That the Board of Directors of the Corporation has duly adopted a resolution setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and directing that such amendment be considered at the next annual meeting of stockholders of the Corporation. Pursuant to the proposed amendment, the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation shall be amended to read in its entirety as follows:

          "FOURTH. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is FOUR BILLION SEVEN HUNDRED MILLION, of which TWO HUNDRED MILLION shares shall be shares of preferred stock of the par value of $1 per share (hereinafter called "Preferred Stock") and FOUR BILLION FIVE HUNDRED MILLION shares shall be shares of common stock of the par value of $1 per share (hereinafter called "Common Stock"). Every two shares of Common Stock, issued and outstanding or held in the treasury of the Corporation immediately prior to the close of business on such day when the amendment of this first paragraph of Article FOURTH of the restated Certificate of Incorporation shall become effective, shall be subdivided and changed and reclassified into three fully paid and nonassessable shares of Common Stock, par value $1 per share, of the Corporation, and at the close of business on such date, each holder of record of Common Stock shall, without further action, be and become the holder of one additional share of Common Stock for every two shares of Common Stock held of record by such holder immediately prior thereto; provided, however, that the Corporation shall not issue any fractional share and shall pay cash in lieu of any fractional share in an amount equal to the value of such fractional share based on the closing price of a whole share of Common Stock as reported on the New York Stock Exchange Composite tape on the effective date hereof, adjusted to give effect to the 3-for-2 split of the Common Stock."


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         SECOND. That thereafter the foregoing amendment was approved by the requisite vote of the stockholders of the Corporation.

         THIRD. Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its authorized officer, this 17th day of May, 2000.



                                    /s/ ANTHONY J. HORAN
                                    ---------------------------------------
                                    Anthony J. Horan
                                    Secretary